SPX FLOW, Inc.

13320 Ballantyne Corporate Place
Charlotte, NC 28277

(704) 752-4486

September 9, 2015

Via Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	SPX FLOW, Inc.
Registration Statement on Form 10
File No. 001-37393
REQUEST FOR ACCELERATION

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, SPX FLOW, Inc. (the “Company”) hereby requests that the effectiveness of its Registration Statement on Form 10 (File No. 001-37393) (the “Registration Statement”) be accelerated such that it be declared effective as of 4:00 p.m. on September 11, 2015, or as soon thereafter as it is practicable.

The Company hereby acknowledges each of the following:

•                  Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby requests that notification of the effectiveness of the Registration Statement be made by a telephone call to Joshua Wechsler (212-859-8689) or Phil Richter (212-859-8763) of Fried, Frank, Harris, Shriver & Jacobson LLP.

Very truly yours,

SPX FLOW, INC.

By:	/s/ Jeremy W. Smeltser
	Name:	Jeremy W. Smeltser
	Title:	President